SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4*)


NAME OF ISSUER:  General Devices, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  369514203000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Guy P. Lander
     Davies Ward Phillips & Vineberg, LLP
     625 Madison Avenue
     New York, NY 10022                           (212) 308-8866

DATE OF EVENT WHICH REQUIRES FILING:    OCTOBER 18, 2005


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

Check the following if a fee is being paid with the statement: (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   369514203000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b)

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:    0

8.       SHARED VOTING POWER:      0

9.       SOLE DISPOSITIVE POWER:    0

10.      SHARED DISPOSITIVE POWER:      0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:  0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0

14.      TYPE OF REPORTING PERSON:   PN

INTRODUCTION

     This   Amendment  No.4  to  Schedule  13D  amends  the  Schedule  13D  (the
"Schedule") initially filed on February 25, 1999, as amended on December 3, 2002, February 16, 2005, and September 28, 2005 and is filed by Asset Value Fund Limited Partnership ("Asset Value"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings set forth in the Schedule and, unless amended hereby, all information previously filed remains in effect.

Item 4.  Purpose of Transaction.

     Item 4 is hereby amended and supplemented by adding the following at the end thereof:

     On October 18, 2005, pursuant to a Stock Purchase Agreement dated as of September 26, 2005, by and among Asset Value and two other stockholders (collectively, the "Sellers") of General Devices, Inc. (the "Company") and Halter Capital Corporation ("Halter"), the Sellers sold, and Halter purchased, an aggregate of 2,293,810 shares (the "Shares") of the Company's common stock, $.01 par value per share (the "Company Common Stock") owned by the Sellers for $498,199.47 in cash. The Shares constituted approximately 64% of the issued and outstanding shares of Company Common Stock. Asset Value owned 1,580,971 of the Shares sold, which constituted all of the shares of Company Common Stock that it owned.

     Concurrently with closing of the Stock Purchase Agreement, the Company's two directors resigned and were replaced by two designees of Halter.

Item 5.  Interest in Securities of the Company.

     Item 5(a) of the Schedule is hereby deleted and replaced in its entirety by the following:

     As a result of the sale of the Shares by Asset Value, as described in Item 4 of this Amendment No.4, Asset Value does not own beneficially or of record any shares of Company Common Stock.

     Item 5(c) of the Schedule is amended and supplemented by adding the following at the end thereof:

     Except for the transaction set forth in Item 4 of this Amendment No. 4, the description of which is incorporated by reference into this Item 5(c), Asset Value has not effected any transactions in the Company Common Stock since September 28, 2005, the date on which Amendment No.3 to the Schedule was filed.

     Item 5(e) of the Schedule is amended and supplemented by adding the following at the end thereof:

     On October 18, 2005, Asset Value ceased to be the beneficial owner of more than five percent of the outstanding Company Common Stock.

                                    SIGNATURE
                                    ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 19, 2005


                                   ASSET VALUE FUND LIMITED PARTNERSHIP

                                   By:  Asset Value Management, Inc.
                                        General Partner


                                   By: /s/ Sue Ann Merrill
                                      --------------------------------
                                      Sue Ann Merrill
                                      Chief Financial Officer